UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 28, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Horizon Therapeutics plc

File Nos. 333-168504 and 001-35238

CF# 37435

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Horizon Therapeutics plc (formerly Horizon Pharma plc) submitted an application under Rule 406 and Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to the filings listed below.

Based on representations by Horizon Therapeutics plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.14	S-1	August 3, 2010	through March 26, 2021
10.16	S-1	August 3, 2010	through March 24, 2024
10.17	S-1	August 3, 2010	through March 24, 2024
10.32	S-1/A	June 7, 2011	through March 24, 2024
99.2	8-K	September 7, 2012	through March 24, 2024
10.2	10-Q	May 10, 2013	through March 24, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary